File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	27 January 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	25

04012458

SCA

04 JAN 28 AM 7:21

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

SUPPL

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA Year-end Report 1 January–31 December 2003**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Peter Nyquist / Carin Posse

Encl.

dlw 1/30

File No. 82-763

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 660 74 30
www.sca.com
Reg.no. 556012-6293

SCA

Year-end Report

1 January–31 December 2003

	2003:4	2003:3	2003:2	2003:1	31 Dec. 03	31 Dec. 02
Earnings per share, SEK	6.07	4.88	4.87	6.02	21.84	24.54
Cash flow from current operations per share, SEK	11.27	10.70	5.56	7.45	34.98	37.12
Net sales, SEK M	21,153	21,064	21,231	21,890	85,338	88,046
Earnings after financial items, SEK M	1,786	1,603	1,604	1,974	6,967	8,078
Net earnings, SEK M	1,419	1,131	1,130	1,395	5,075	5,693
Dividend per share, SEK					10.50*	9.60

Board of directors' proposal.

Dividend

- The Board proposes dividend of SEK 10.50 per share, an increase of 9%. Average dividend growth during the most recent five-year period thus amounts to 11% annually.

2003 compared with 2002

- Net sales amounted to SEK 85,338 M (88,046). Adjusted for currency and price effects, net sales increased by 4%. The corresponding increase during the preceding year amounted to 11%.
- Earnings after tax (net profit) totaled SEK 5,075 M (5,693).
- Earnings per share amounted to SEK 21.84 (24.54).
- Items affecting comparability in an amount of SEK 352 M (88) before taxes and SEK 356 M (88) after taxes are included in earnings after financial items and net earnings respectively[1].

Compared with third quarter 2003

- Earnings per share amounted to SEK 6.07 (4.88).
- Earnings improved and volumes increased in Consumer Tissue.
- Items affecting comparability in an amount of SEK 155 M (0) before taxes and SEK 202 M (0) after taxes are included in earnings after financial items and net earnings respectively[1].

Other

- Implementation of the structural program in the hygiene operations is being accelerated.

[1] *During 2003, earnings were affected by the sale of shares in the first quarter, as well as, during the fourth quarter, positive income effect of the release of badwill, costs for personnel reductions in the hygiene operations and a write-down of fixed assets. During the third quarter of 2002, earnings were affected by the sale of shares (see also page 10).*

NET SALES AND EARNINGS

Earnings per share amounted to SEK 21.84 (24.54), and consolidated net earnings totaled SEK 5,075 M (5,693). Excluding items affecting comparability by SEK 356 M (88), earnings per share amounted to SEK 20.31 (24.16) and net earnings to SEK 4,719 M (5,605).

Consolidated net sales totaled SEK 85,338 M (88,046), a decline of 3%. Adjusted for currency and price effects, net sales increased by 4%.

The Group's operating profit amounted to SEK 7,757 M (9,101). Excluding items affecting comparability of SEK 352 (88) M, earnings amounted to SEK 7.405 (9.013) M, a decline by 18%. Currency movements had a negative effect of 7% and higher pension costs effected by 4%.

The heading Other in the statement of earnings includes item affecting comparability, during the first quarter, the positive effect on earnings from the sale of shares in Metsä Tissue, SEK 197 M. Furthermore, the fourth quarter includes positive income effects of the release of badwill from the acquisition of the shares in Scaninge, amounting to SEK 418 M, costs for personnel reductions in the European hygiene operations amounting to SEK 158 M (also see page 8) and a write-down totaling SEK 48 M in the value of shares in the Otor packaging company and a write-down of SEK 57 M on property holdings in Taiwan. The corresponding 2002 profit included SEK 88 M from the sale of the packaging company Zewathener in the third quarter.[1]

Operating profit for Hygiene Products amounted to SEK 4,820 M (5,487), a decline of 12%, of which 5% was due to the effects of currency movements. Operating profit for Packaging amounted to SEK 2,482 M (3,065), down 19% including 1% attributable to currency movements. Operating profit for Forest Products declined 22% to SEK 1,559 M (1,986), with 19% of the decline attributable to currency movements.

The consolidated operating margin was 9% (10). The operating margin for Hygiene Products declined to 11% (12), while the margins for Packaging and Forest Products declined to 8% (10) and 11% (15), respectively.

Financial items improved by SEK 233 M to an expense of SEK 790 M (expense: 1,023), primarily due to lower interest rates. Group earnings after financial items amounted to SEK 6,967 M (8,078). Excluding items affecting comparability, earnings after financial items amounted to SEK 6,615 M (7,990), a decline of 17%. Currency movements had a negative impact of 7% on earnings.

Return on shareholders' equity was 10% (12), and return on capital employed 11% (13).

Comparison with third quarter of 2003

Consolidated earnings per share during the fourth quarter totaled SEK 6.07 (4.88). Excluding items affecting comparability, earnings per share amounted to SEK 5.22 (4.88).

Consolidated net sales amounted to SEK 21,153 M (21,064), virtually unchanged from third quarter sales. Currency movements had negative effects on net sales corresponding to 3%.

Consolidated operating profit rose 9% and amounted to SEK 1,964 M (1,802). Excluding items affecting comparability of SEK 155 M, operating profit amounted to SEK 1.809 M (1.802), in line with the preceding quarter. Currency movements had a negative impact of 5%.

Operating profit for Hygiene Products increased 1%, while operating profit for Packaging declined 15%. The operating profit for Forest Product increased 33%, mainly as a result of higher volumes and the resulting improvement in capacity utilization in publication paper operations.

The consolidated operating margin was unchanged at 9%. The operating margin for Hygiene Products was 11% (11), and the margins for Packaging and Forest products amounted to 7% (8) and 13% (10), respectively.

Financial items improved to an expense of SEK 178 M (expense: 199) mainly as a result of lower average net debt. Consolidated earnings after financial items amounted to SEK 1,786 M (1,603). Excluding items affecting comparability, earnings amounted to SEK 1,631 M (1,603). Currency movements had a negative impact of 6% on earnings after financial items.

---

[1] *Reported as items affecting comparability under the heading Packaging.*

Earnings analysis

SEK M	2003:4[1]	2003:3	2003:2	2003:1[2]	31 Dec. 03[3]	31 Dec. 02[4]
Hygiene Products	1,184	1,169	1,192	1,275	4,820	5,487
Packaging	538	631	622	691	2,482	3,065
Forest Products	469	352	331	407	1,559	1,986
Other[5]	69	-74	-81	112	26	-300
Operating profit, before goodwill amortization	**2,260**	2,078	2,064	2,485	**8,887**	10,238
Goodwill amortization	-296	-276	-273	-285	-1,130	-1,137
Operating profit	**1,964**	1,802	1.791	2,200	**7,757**	9,101
Financial items	-178	-199	-187	-226	-790	-1,023
Earnings after financial items	**1,786**	1,603	1,604	1,974	**6,967**	8,078
Income tax	-358	-465	-466	-572	-1,861	-2,341
Minority interest	-9	-7	-8	-7	-31	-44
Net earnings	**1,419**	1,131	1,130	1,395	**5,075**	5,693
Earnings per share, SEK	6.07	4.88	4.87	6.02	21.84	24.54

[1] Including items affecting comparability, SEK 155 M before taxes and SEK 202 M after taxes.

[2] Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.

[3] Including items affecting comparability, SEK 352 M before taxes and SEK 356 M after taxes.

[4] Including items affecting comparability, SEK 88 M (reported under the heading Packaging).

[5] Including items affecting comparability during 2003.

CASH FLOW

The operating cash surplus amounted to SEK 13,508 M (15,245), corresponding to 16% (17) of net sales. Net current capital expenditures amounted to SEK 3,902 M (3,523). Working capital declined SEK 737 M (903). Operating cash flow amounted to SEK 10,102 M (12,421).

Tax attributable to operating profit amounted to SEK 1,388 M (2,936), and free cash flow, accordingly, totaled SEK 8,714 M (9,485). Cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted to SEK 8,134 M (8,620) or SEK 34.98 (37.12) per share. Lower tax payments, combined with lower financial items contributed to exceeding the Group's cash flow target for 2003, amounting to SEK 7,800 M, adjusted for strategic investments and currency movements.

Company acquisitions amounted to SEK 4,808 M (6,483), calculated on a debt-free basis, and included the acquisitions of a hygiene company in Chile, a European supplier of dispenser systems, additional shares in an Asian packaging company, three protective packaging companies in North America, a distribution company for solid wood products in the UK, Scaninge's sawmill operations and, toward year-end, all remaining shares in Scaninge with the resulting consolidation of the company and its net debt of SEK 2,282 M. Furthermore, divestments of the Group's shares in Metsä Tissue and a French distribution company for tissue generated revenues totaling SEK 961 M. Strategic capital investments in plant and machinery and structural measures amounted to SEK 3,386 M (3,397), two-thirds of which is attributable to the ongoing tissue investment in Alabama, in the US, and investments for continued growth in the incontinence segment.

Comparison with third quarter of 2003

Cash flow from current operations amounted to SEK 2,631 M (2,485). Most of the change was attributable to a higher operating cash surplus and a positive change in working capital, which was offset by higher current capital expenditures, however.

Cash flow analysis

SEK M	2003:4	2003:3	2003:2	2003:1	31 Dec.03	31 Dec.02
Net sales	21,153	21,064	21,231	21,890	85,338	88,046
Operating cash surplus	3,348	3,270	3,291	3,599	13,508	15,245
% of net sales	*16*	*16*	*16*	*16*	*16*	*17*
Current capital expenditures, net	-1,550	-817	-928	-607	-3,902	-3,523
% of net sales	*7*	*4*	*4*	*3*	*5*	*4*
Change in working capital	1,430	714	-709	-698	737	903
Other operating cash flow changes	-60	-75	-28	-78	-241	-204
Operating cash flow	**3,168**	3,092	1,626	2,216	**10,102**	12,421
Tax payment etc[1]	-350	-545	-170	-323	-1,388	-2,936
Free cash flow	**2,818**	2,547	1,456	1,893	**8,714**	9,485
Per share, SEK	*12.06*	*10.97*	*6.29*	*8.15*	*37.47*	*40.85*
Interest payment after taxes	-187	-62	-168	-163	-580	-865
Cash flow from current operations	**2,631**	2,485	1,288	1,730	**8,134**	8,620
Per share, SEK	*11.27*	*10.70*	*5.56*	*7.45*	*34.98*	*37.12*
Strategic investments and divestments	-4,785	-928	-920	-600	-7,233	-9,475
Cash flow before dividend	**-2,154**	1,557	368	1,130	**901**	-855
Dividend	-	-19	-2,216	-	-2,235	-2,036
Conversion of debentures, warrants	-	723	-	-	723	-
Sale of own shares	4	7	4	1	16	5
Net cash flow	**-2,150**	2,268	-1,844	1,131	-595	-2,886

[1] *Tax attributable to operating profit*

FINANCING

Net debt amounted to SEK 22,306 M, a decline of SEK 1,593 M since the beginning of the year. Net cash flow showed a deficit of SEK 595 M, and favorable effects of currency movements amounted to SEK 2,188 M.

Consolidated shareholders' equity increased during the year by SEK 1,771 M to SEK 49,754 M. Net earnings for the year increased equity by SEK 5,075 M, while dividend payments reduced shareholders' equity by SEK 2,212 M. Conversions of debentures, warrants exercised and sales of own shares increased shareholders' equity by SEK 739 M. The negative impact of currency movements on shareholders' equity amounted to SEK 1,831 M.

At year-end 2003 the debt/equity ratio amounted to 0.44 (0.49). The interest coverage multiple was 9.8 (8.9).

HYGIENE PRODUCTS BUSINESS AREA

SEK M	2003:4	2003:3	2003:2	2003:1	31 Dec. 03	31 Dec. 02
Net sales	**10,531**	10,753	10,791	10,906	**42,981**	45,197
Operating surplus	**1,747**	1,824	1,814	1,895	**7,280**	7,966
Operating profit, before goodwill amortization	**1,184**	1,169	1,192	1,275	**4,820**	5,487
Operating surplus margin, %	**17**	17	17	17	**17**	18
Operating margin, %	**11**	11	11	12	**11**	12
Volume growth, %						
Consumer Tissue	**5.3[1]**	0.0[1]	-2.0[1]	-3.1[1]	**3.6[2]**	19.5[2]
Tissue for bulk consumers – AFH	**-4.8[1]**	0.6[1]	5.2[1]	-0.6[1]	**3.3[2]**	20.3[2]
Personal Care	**2.9[1]**	-1.4[1]	4.1[1]	-0.4[1]	**1.4[2]**	7.1[2]

[1] *Compared with the immediately preceding quarter.*

[2] *Compared with corresponding period previous year.*

See also pages 12-13 and 18-20.

Net sales amounted to SEK 42,981 M (45,197), down 5% compared with the preceding year. Currency movements reduced sales by 6%.

Operating profit amounted to SEK 4,820 M (5,487), a decline of 12%. Currency movements reduced operating profit by 5%. Lower prices, particularly in the consumer tissue segment, had a negative impact on operating profit. Raw material costs declined marginally, despite price increases in US-denominated pulp, as a result of the weaker USD.

Operating profit in the fourth quarter was virtually unchanged compared with the third quarter. Depreciation in the fourth quarter were SEK 92 M less than in the third quarter. The difference is due in part to certain write-offs of obsolete equipment charged against third-quarter profit and in part to lower depreciation due to the final settlement of acquisition balance sheets in the fourth quarter.

Consumer tissue

Operating profit was down 16% to SEK 1,416 M (1,686). Currency movements reduced operating profit by 4%. Lower prices, but also lower volumes and slightly higher energy costs, offset the positive effects of acquisitions and lower pulp costs.

Operating profit during the fourth quarter amounted to SEK 402 M (308). An improvement of SEK 50 M was attributable to higher volumes and a more favorable product mix. The remaining effect was due to the effects of depreciation described above, which partially affect Consumer Tissue.

Tissue for bulk consumers – AFH

Operating profit for AFH products, amounted to SEK 1,001 M (1,213), down 17% compared with the preceding year. Improved volumes for the whole segment and higher prices in the European operations were offset by lower prices in North America. In addition, profit was effected by higher prices for recycled paper and higher energy costs in the North American operations.

Compared with the third quarter, operating profit declined to SEK 178 M (264). The decline was attributed to seasonally lower volumes, higher raw material costs and lower prices.

Personal care

Operating profit declined 7% to SEK 2,403 M (2,588). The negative impact of currency movements amounted to 7%. Furthermore, a change in the product mix for feminine hygiene products and lower volumes for baby diapers in the retailers' brands segment also had a negative impact on profit. Continued strong volume growth was noted for incontinence products, however, with particular emphasis on light incontinence products in North America. The decline in profit was also attributable to the divestment of Nordic tampon operations in 2002.

Compared with the third quarter, operating profit increased slightly to SEK 604 M (597), primarily as a result of higher volumes in the incontinence segment and higher volumes for baby diapers in the Nordic region.

PACKAGING BUSINESS AREA

SEK M	2003:4	2003:3	2003:2	2003:1	31 Dec. 03	31 Dec. 02
Net sales	**7,459**	7,434	7,421	7,715	**30,029**	30,549
Operating surplus	**965**	1,036	1,023	1,100	**4,124**	4,646
Operating profit, before goodwill amortization	**538**	631	622	691	**2,482**	3,065
Operating surplus margin, %[1]	**13**	14	14	14	**14**	15
Operating margin, %[1]	**7**	8	8	9	**8**	10
Production						
Liner products, kton	**627**	622	628	635	**2,512**	2,519
Deliveries						
Liner products, kton	**621**	635	610	639	**2,505**	2,503
Corrugated board, Mm^2	**1,041**[2]	1,027[2]	1,029[2]	1,041[2]	**4,138**[2]	4,029[2]

[1] *Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.*
[2] *The volumes do not include volumes from protective packaging and other high-value segments.*

See also pages 12-13 and 18-20.

Net sales in 2003 amounted to SEK 30,029 M (30,549), down 2% compared with the preceding year. Currency movements had a negative impact of 4% on net sales. The acquired Stabernack and Bertako (which were consolidated during the autumn of 2002) packaging companies and acquisitions of protective packaging companies in North America contributed 5%, but net sales declined due to lower prices and volumes.

Operating profit amounted to SEK 2,482 M (3,065), a decline of 19%. The increase in Group pension costs that took effect at year-end 2002, which mainly affect Packaging's extensive operations in the UK and the Netherlands, reduced operating profit by 8%. Effects of changes in the geographic product mix, combined with lower prices and volumes, exceeded the positive impact of acquired companies and lower costs for recycled fiber.

Compared with the third quarter, operating profit declined 15% to SEK 538 M (631), mainly as a result of lower prices for corrugated board and kraftliner. In addition, earnings were affected by higher costs for recycled fiber, as well as increased costs in conjunction with planned production stoppages. Fourth-quarter earnings from protective packaging operations were lower, due to higher raw material costs. Currency movements had only a marginal effect on operating profit.

FOREST PRODUCTS BUSINESS AREA

SEK M	**2003:4**	2003:3	2003:2	2003:1	**31 Dec. 03**	31 Dec. 02
Net sales	**3,736**	3,378	3,406	3,561	**14,081**	13,551
Operating surplus	**763**	644	634	703	**2,744**	3,009
Operating profit, before goodwill amortization	**469**	352	331	407	**1,559**	1,986
Operating surplus margin, %	**20**	19	19	20	**19**	22
Operating margin, %	**13**	10	10	11	**11**	15
Production						
Publication papers, kton	**362**	346	332	336	**1,376**	1,249
Solid wood products, km^3	**377**	329	375	257	**1,338**	714
Deliveries						
Publication papers, kton	**380**	336	332	330	**1,378**	1,242
Solid wood products, km^3	**383**	346	345	238	**1,312**	720

See also pages 12-13 and 18-20.

Net sales for the Forest Products business area were 4% higher than sales in 2002 and amounted to SEK 14,081 M (13,551). The positive effects of higher volumes attributable primarily to the new SC machine in Laakirchen and the acquisition of Scaninge's sawmill operations, which were consolidated on March 1, 2003, were primarily offset by lower paper prices. Currency movements had a negative impact on net sales corresponding to 3%.

Operating profit amounted to SEK 1,559 M (1,986), a decline of 22%, of which 19 percentage points were attributed to currency movements. Increased volumes and, accordingly, higher capacity utilization did not compensate for lower prices in publication paper operations.

Compared with the third quarter, operating profit rose 33% to SEK 469 M (352). The negative impact of currency movements on earnings amounted to 15%. Favorable effects from higher volumes and the resulting improvement in capacity utilization contributed to the improvement in earnings.

Publication papers

Operating profit from publication paper operations totaled SEK 662 M (1,014), a decline of 35%. The market for publication papers remained weak. The sharp decline in earnings was due mainly to lower prices and negative effects of currency movements, which were partly offset by higher capacity utilization as a result of higher volumes, particularly for SC paper.
Operating profit improved during the fourth quarter and amounted to SEK 208 M (140), an increase of 49%. Higher volumes and the resulting improvement in capacity utilization compensated for the negative effects of currency movements.

Pulp, timber and solid wood products

Operating profit amounted to SEK 897 M (972), a decline of 8% compared with the preceding year. The decline was due mainly to negative currency movements for pulp operations. Sawmill operations showed improved earnings as a result of higher prices and the acquisition of Scaninge's sawmill operations.

Fourth-quarter operating profit rose 23% to SEK 261 M (212). The improvement was attributable primarily to a higher volumes from SCA's own forestlands and higher capacity utilization in sawmill operations.

GOODWILL

Consolidated goodwill amounted to SEK 14,586 M (16,093). Of the total decline during the year, SEK 1,219 M was attributable to currency movements Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on pages 13 and 19.

Earnings excluding goodwill amortization

SEK M	2003:4	2003:3	2003:2	2003:1	31 Dec. 03	31 Dec. 02
Operating profit	**2,260**	2,078	2,064	2,485	**8,887**	10,238
Earnings after financial items	**2,083**	1,878	1,877	2,259	**8,097**	9,215
Net earnings	**1,707**	1,395	1,391	1,667	**6,160**	6,762
Earnings per share, SEK	**7.31**	6.00	6.00	7.20	**26.51**	29.15

PERSONNEL

The average number of SCA Group employees at the close of the fourth quarter was 43,617, compared with 43,374 at year-end 2002[2].

RATIONALIZATION PROGRAM

The rationalization program that was initiated during the fourth quarter in the European hygiene operations proceeded largely according to the scenario described in the third-quarter report. Trade union negotiations and staff reductions, however, were implemented at a faster pace. Costs charged against fourth-quarter earnings are thus SEK 68 M higher than the SEK 90 M indicated when the program was announced. Total costs for discontinuation of operations are expected to amount to SEK 210 M. With the higher costs reported for the fourth quarter of 2003, cost savings will exceed remaining discontinuation costs as early as the first quarter of 2004, with the effect gradually increasing during the year to reach full strength at the end of 2004. Fully implemented, the personnel reductions will result in annual cost savings amounting to SEK 285 M.

MARKET OUTLOOK

Demand for SCA's consumer products remained stable during the fourth quarter. Within consumer tissue, competition remains strong, although the underlying volume growth is good. Demand for corrugated packaging did not show any growth during 2003. The weak demand and prevailing price pressure is expected to persist during the beginning of the year. The weak demand for publication papers is expected to continue, although some improvement in the advertising market can be noted. The cautious trend toward recovery that was previously noted in the Group's North American tissue and packaging operations continues.

OTHER

SCA follows the recommendations of the Swedish Financial Accounting Standards Council. New recommendations effective in 2003 have not affected the accounting principles applied by the Group, with the exception of a change in the presentation of segments within the Hygiene Products business area.

During 2003, the deficit in the Group's defined-benefit pension plans declined by SEK 629 M. The deficit, which is partly due to some pension plans being financed in whole or in part as liabilities on the balance sheet, rather than pension fund assets, thus amounted to SEK 4,416 M at year end. The cost for the Group's defined-benefit pensions amounted to SEK 795 M during 2003 and is expected to decline somewhat, expressed in local currencies.

In accordance with the guidelines in Swedish accounting recommendation RR20, it is reported that the Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forestlands and other fixed properties that are part of the Group's forestry operations and provide felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the parent company is a holding company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration.

---

[2] *Including SCA's portion of joint-venture companies.*

Operating revenues during 2003 amounted to SEK 118 M (98), and earnings before appropriations and taxes to SEK 2,180 M (993). Investments in properties and plant during the year amounted to SEK 71 M (80). Liquid funds at year-end 2003 amounted to SEK 35 M (2).

Acquisitions during the year:

Acquisition	Purchase price[1]	Consolidation date
Paperes Industriales (PISA)	SEK 462 M	Sep 2003
Segas	SEK 136 M	Apr 2003
Cenpak	SEK 244 M	Nov 2003
Scaninges sawmill	SEK 459 M	Mar 2003
Remainder of shares in Scaninge (forest operations)	SEK 2,287 M	Jan 2004
Timber Supply	SEK 41 M	May 2003
Alloyd Inc	SEK 733 M	Nov 2003
Specor	SEK 76 M	Feb 2003
South Eastern Packaging	SEK 57 M	Sep 2003

[1] *On debt-free basis.*

ANNUAL GENERAL MEETING

The Annual General Meeting will be held on Thursday, 1 April 2004, at 3 p.m. at the Aula Magna, University of Stockholm. The proposed record date for dividend entitlement is Tuesday, 6 April. Payment through VPC is expected on Tuesday, 13 April. The 2003 Annual Report is expected to be released in mid-March 2004. Interim reports during 2004 will be released on 27 April, 21 July and 26 October.

The Nomination Committee, which is assigned the task of preparing proposals regarding composition of the SCA Board of Directors, includes Sverker Martin-Löf, SCA Board Chairman, Curt Källströmer, Handelsbankens Stiftelser, Tor Marthin, AMF Pension, Björn Lind, SEB Asset Management, Thomas Halvorsen, Fjärde AP-fonden, and Carl-Olof By, Industrivärden.

SHARE DISTRIBUTION

31 December 2003	Series A	Series B	Total
Registered number of shares	40,437,203	194,590,340	235,027,543
Of which treasury shares	-	(1,710,117)	(1,710,117)
Unconverted debenture loans	-	9,156	9,156
Outstanding warrants	-	-	-
Total after full conversion	**40,437,203**	**194,599,496**	**235,036,699**

During the fourth quarter, 444,600 A shares were converted to B shares. As a result, the percentage of A shares had declined at the end of the quarter from 17.4% to 17.2%. The conversion of shares occurred at the request of the shareholders concerned, pursuant to the conversion clause that was added to the Articles of Association in 1999.

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.1%, which was taken into consideration when calculating earnings per share for the period.

Stockholm, 27 January 2004

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and Chief Executive Officer

This report has not been subject to examination by the auditors.

STATEMENT OF EARNINGS

	2003:4	2003:3	2002:4	31 Dec. 03	31 Dec. 02
	SEK M	SEK M	SEK M	SEK M	SEK M
Net sales	21,153	21,064	22,429	85,338	88,046
Operating expenses[1]	-17,551	-17,629	-18,538	-71,093	-72,712
Operating surplus	**3,602**	3,435	3,891	**14,245**	15,334
Depreciation and write-down, properties and plant[2]	-1,369	-1,397	-1,371	-5,482	-5,314
Goodwill amortization	-296	-276	-277	-1,130	-1,137
Share in earnings of associated companies	27	40	75	124	218
Operating profit	**1,964**	1,802	2,318	**7,757**	9,101
Financial items	-178	-199	-265	-790	-1,023
Earnings after financial items	**1.786**	1,603	2,053	**6,967**	8,078
Income taxes	-358	-465	-574	-1,861	-2,341
Minority interest	-9	-7	-11	-31	-44
Net earnings	**1,419**	1,131	1,468	**5,075**	5,693
Earnings per share, SEK					
- before dilution effects	6.08	4.88	6.36	21.92	24.70
- after dilution effects	6.07	4.88	6.33	21.84	24.54
Operating margin	9 %	9 %	10 %	9 %	10 %
Return on shareholders' equity	10 %	11 %	12 %	10 %	12 %
Return on capital employed	11 %	11 %	13 %	11 %	13 %
Net earnings for the period	1,419.0	1,131.0	1,468.0	5,075.0	5,693.0
Interest on convertible debentures	0.0	1.6	1.5	4.6	6.0
Adjusted net earnings	1,419.0	1,132.6	1,469.5	5,079.6	5,699.0
Average number of shares before dilution	231.5	230.9	230.4	231.5	230.4
Employee convertibles	0.7	1.0	1.2	0.7	1.2
Outstanding warrants	0.3	0.3	0.6	0.3	0.6
Average number of shares after dilution	232.5	232.2	232.2	232.5	232.2

Specification of items affecting comparability

[1]**Operating expenses**	**212**	-	-	**409**	88
-Sale of shares in Metsä Tissue	-	-	-	197	-
- Release of badwill, Scaninge	418	-	-	418	-
- Rationalisation costs	-158	-	-	-158	-
- Write-down of shares, Otor	-48	-	-	-48	-
- Sale of shares in Zewathener	-	-	-	-	88
[2]**Depreciation and write-down, properties and plant**	**-57**	-	-	**-57**	-

- Write-down of property, Taiwan	-57	-	-	-57	-

STATEMENT OF EARNINGS

	2003:4	2003:3	2002:4	31 Dec. 03	31 Dec. 02
	EUR[3] M	EUR[3] M	EUR[3] M	EUR[1] M	EUR[2] M
Net sales	2,358	2,300	2,469	9,368	9,617
Operating expenses	-1,956	-1,925	-2,041	-7,804	-7,942
Operating surplus	**402**	375	428	**1,564**	1,675
Depreciation and write-down, properties and plant	-158	-152	-150	-602	-580
Goodwill amortization	-33	-30	-30	-124	-124
Share in earnings of associated companies	3	5	8	14	24
Operating profit	**219**	198	256	**852**	995
Financial items	-20	-22	-29	-87	-112
Earnings after financial items	**199**	176	227	**765**	883
Income taxes	-40	-51	-64	-204	-256
Minority interest	-1	-0	-1	-3	-5
Net earnings	**158**	125	162	**558**	622

[1] *The average exchange rate of 9.11 was applied in translation to EUR.*
[2] *The average exchange rate of 9.16 was applied in translation to EUR.*
[3] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*

Business areas

NET SALES
1 January–31 December

SEK M	2003	2002
Hygiene Products	**42,981**	45,197
Consumer Tissue	14,824	15,194
Tissue for bulk consumers - AFH	11,389	12,280
Personal Care	16,768	17,723
Packaging	**30,029**	30,549
Forest Products	**14,081**	13,551
Publication paper	7,267	7,157
Pulp, timber and solid wood products	6,814	6,394
Other	**1,031**	1,591
Intra-group deliveries	**-2,784**	-2,842
Total net sales	**85,338**	88,046

OPERATING SURPLUS
1 January–31 December

SEK M	2003	2002
Hygiene Products	**7,280**	7,966
Consumer Tissue	2,396	2,676
Tissue for bulk consumers - AFH	1,668	1,885
Personal Care	3,216	3,405
Packaging	**4,124**	4,646
Forest Products	**2,744**	3,009
Publication paper	1,501	1,806
Pulp, timber and solid wood products	1,243	1,203
Other	**97**	-287
Total operating surplus	**14,245**	15,334

OPERATING PROFIT
1 January–31 December

SEK M	2003	2002
Hygiene Products	**4,820**	5,487
Consumer Tissue	1,416	1,686
Tissue for bulk consumers - AFH	1,001	1,213
Personal Care	2,403	2,588
Packaging	**2,482**	3,065
Forest Products	**1,559**	1,986
Publication paper	662	1,014
Pulp, timber and solid wood products	897	972
Other	**26**	-300
Operating profit, before goodwill amortization	**8,887**	10,238
Goodwill amortization[1]	-1,130	-1,137
Total operating profit	**7,757**	9,101

[1] **Goodwill amortization:**	**2003**	2002
Hygiene Products	412	417
Packaging	377	379
Common	341	341
Group	**1,130**	1,137

OPERATING SURPLUS MARGIN
1 January–31 December

Percent	2003	2002
Hygiene Products	**17**	18
Consumer Tissue	16	18
Tissue for bulk consumers - AFH	15	15
Personal Care	19	19
Packaging	**14**	15
Forest Products	**19**	22
Publication paper	21	25
Pulp, timber and solid wood products	18	19

OPERATING MARGIN, excl. goodwill amortization
1 January–31 December

Percent	2003	2002
Hygiene Products	**11**	12
Consumer Tissue	10	11
Tissue for bulk consumers - AFH	9	10
Personal Care	14	15
Packaging	**8**	10
Forest Products	**11**	15
Publication paper	9	14
Pulp, timber and solid wood products	13	15

BALANCE SHEET	31 Dec. 2003		31 Dec. 2002	
	SEK M	EUR[1] M	SEK M	EUR[1] M
Assets				
Goodwill	14,586	1,607	16,093	1,754
Other intangible assets	897	99	757	83
Tangible assets	62,402	6,873	58,612	6,389
Shares and participations	658	72	2,355	257
Long-term financial receivables[2]	3,247	358	3,478	379
Other long-term receivables	241	26	318	33
Operating receivables and inventories	22,880	2,520	24,765	2,700
Short-term investments	389	43	306	33
Cash and bank balances	1,696	187	2,520	275
Total assets	**106,996**	**11,785**	109,204	11,903
Equity, provisions and liabilities				
Shareholders' equity	49,754	5,480	47,983	5,230
Minority interest	751	83	687	75
Provisions for pensions	2,569	283	2,596	283
Other provisions	11,051	1,217	12,177	1,327
Long-term interest-bearing debt	15,500	1,707	12,257	1,336
Other long-term interest-free liabilities	163	18	348	38
Short-term interest-bearing debt[3]	9,406	1,036	15,241	1,661
Accounts payable and interest-free current liabilities[3]	17,802	1,961	17,915	1,953
Total equity, provisions and liabilities	**106,996**	**11,785**	109,204	11,903
Debt/equity ratio		**0.44**		**0.49**
Equity/assets		**47 %**		**45 %**

[1] *The period-end exchange rate of 9.08 (9.17) was applied in translation to EUR.*

[2] *Of which pension assets:* 2,289 252 2,339 255

[3] *SCA has un-utilized credit facilities with terms exceeding one year that amount to SEK 18,400 M. Due to the advantageous terms for short-term borrowing, such is used instead. The short-term interest-bearing liabilities amounted to SEK 9,406 M at 31 December 2003. Comparable un-utilized long-term credit facilities amounted to SEK 14,005 M at year-end and short-term interest-bearing liabilities were SEK 15,241 M. SCA has an additional SEK 8,709 M in available committed credit facilities that combined with SEK 1,696 M in cash and bank balances forms the Group's liquidity reserve.*

CHANGE IN SHAREHOLDERS' EQUITY, SEK M

	Jan.–Dec. 2003	Jan.–Dec. 2002
Shareholders' equity, 1 January	47,983	45,983
Adjustment prior years' taxation of land	-	117
Conversion of debentures, warrants	723	-
Sale of own shares	16	5
Translation differences	-2,945	-2,908
Exchange rate differences on hedging instruments	1,114	1,129
Dividend	-2,212	-2,036
Net earnings for the period	5,075	5,693
Shareholders' equity, 31 December	**49,754**	47,983

OPERATING CASH FLOW ANALYSIS

1 January–31 December

SEK M	2003	2002
Operating cash surplus	13,508	15,245
Changes in working capital	737	903
Current capital expenditures, net	-3,902	-3,523
Other operating cash flow changes	-241	-204
Operating cash flow	**10,102**	12,421
Financial items	-790	-1,023
Income taxes paid	-1,151	-2,629
Other	-27	-149
Cash flow from current operations	**8,134**	8,620
Acquisitions	-4,808	-6,483
Strategic capital expenditures, properties	-2,949	-2,823
Strategic structural expenditures	-437	-574
Divestments	961	405
Cash flow before dividend	**901**	-855
Dividend	-2,235	-2,036
Cash flow after dividend	**-1,334**	-2,891
Conversion of debentures, warrants	723	-
Sale of own shares	16	5
Net cash flow	**-595**	-2,886
Net debt at beginning of period	**-23,899**	-23,861
Net cash flow	-595	-2,886
Effect of changed definition of net debt[1]	-	-184
Currency effects	2,188	3,032
Net debt at end of period	**-22,306**	-23,899
Debt payment capacity	**54 %**	47 %
Debt/equity ratio	**0.44**	0.49

1 Effective January 1, 2002, the Group changed its definition of net debt to include accrued interest expense and revenues, SEK 184 M, which were previously included in capital employed.

Quarterly data

STATEMENT OF EARNINGS
Group

	2003				2002			
SEK M	IV	III	II	I	IV	III	II	I
Net sales	21,153	21,064	21,231	21,890	22,429	22,247	22,355	21,015
Operating expenses[1]	-17,551	-17,629	-17,838	-18,075	-18,538	-18,346	-18,534	-17,294
Operating surplus	**3,602**	3,435	3,393	3,815	3,891	3,901	3,821	3,721
Depreciation and write-down, properties and plant[2]	-1,369	-1,397	-1,353	-1,363	-1,371	-1,350	-1,323	-1,270
Goodwill amortization	-296	-276	-273	-285	-277	-295	-291	-274
Share in earnings of associated companies	27	40	24	33	75	43	57	43
Operating profit	**1,964**	1,802	1,791	2,200	2,318	2,299	2,264	2,220
Financial items	-178	-199	-187	-226	-265	-267	-238	-253
Earnings after financial items	**1,786**	1,603	1,604	1,974	2,053	2,032	2,026	1,967
Income taxes	-358	-465	-466	-572	-574	-569	-608	-590
Minority interest	-9	-7	-8	-7	-11	-7	-14	-12
Net earnings	**1,419**	1,131	1,130	1,395	1,468	1,456	1,404	1,365
Earnings per share, SEK								
- before dilution effects	**6.08**	4.88	4.90	6.06	6.36	6.32	6.10	5.92
- after dilution effects	**6.07**	4.88	4.87	6.02	6.33	6.27	6.05	5.89

Specification of items affecting comparability

[1]Operating expenses	**212**	-	-	197	-	-	-	88
-Sale of shares in Metsä Tissue				197				
- Release of badwill, Scaninge	418	-	-	-	-	-	-	-
- Rationalisation costs	-158	-	-	-	-	-	-	-
- Write-down of shares, Otor	-48	-	-	-	-	-	-	-
- Sale of shares in Zewathener	-	-	-	-	-	-	-	88
[2] Depreciation and write-down, properties and plant	**-57**	-	-	-	-	-	-	-
- Write-down of property, Taiwan	-57	-	-	-	-	-	-	-

Quarterly data

OPERATING CASH FLOW ANALYSIS

Group

	2003				2002			
SEK M	IV	III	II	I	IV	III	II	I
Operating cash surplus	3,348	3,270	3,291	3,599	3,964	3,695	3,823	3,763
Changes in working capital	1,430	714	-709	-698	983	738	-151	-667
Current capital expenditures, net	-1,550	-817	-928	-607	-1,360	-843	-771	-549
Other operating cash flow changes	-60	-75	-28	-78	-156	26	-104	30
Operating cash flow	**3,168**	3,092	1,626	2,216	3,431	3,616	2,797	2,577
Financial items	-178	-199	-187	-226	-265	-267	-238	-253
Income taxes paid	-297	-485	-113	-256	-832	-614	-527	-656
Other	-62	77	-38	-4	-201	-8	143	-83
Cash flow from current operations	**2,631**	2,485	1,288	1,730	2,133	2,727	2,175	1,585
Acquisitions	-3,850	-107	-307	-544	-17	-1,689	23	-4,800
Strategic capital expenditures, properties	-843	-797	-756	-553	-1,839	-327	-374	-283
Strategic structural expenditures	-103	-109	-72	-153	-153	-109	-188	-124
Divestments	11	85	215	650	36	369	-	-
Cash flow before dividend	**-2,154**	1,557	368	1,130	160	971	1,636	-3,622
Dividend	-	-19	-2,216	-	-	-20	-2,016	-
Cash flow after dividend	**-2,154**	1,538	-1,848	1,130	160	951	-380	-3,622
Conversion of debentures, warrants	-	723	-	-	-	-	-	-
Sale of own shares	4	7	4	1	-	2	3	-
Net cash flow	**-2,150**	2,268	-1,844	1,131	160	953	-377	-3,622

Quarterly data Business areas

NET SALES

	2003				2002			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**10,531**	10,753	10,791	10,906	11,240	11,481	11,790	10,686
Consumer Tissue	3,759	3,618	3,630	3,817	4,024	3,916	4,029	3,225
Tissue for bulk consumers - AFH	2,628	2,928	2,920	2,913	2,899	3,088	3,207	3,086
Personal Care	4,144	4,207	4,241	4,176	4,317	4,477	4,554	4,375
Packaging	**7,459**	7,434	7,421	7,715	7,940	7,780	7,489	7,340
Forest Products	**3,736**	3,378	3,406	3,561	3,603	3,201	3,430	3,317
Publication paper	1,891	1,810	1,802	1,764	1,987	1,707	1,812	1,651
Pulp, timber and solid wood products	1,845	1,568	1,604	1,797	1,616	1,494	1,618	1,666
Other	**126**	155	331	419	284	463	461	383
Intra-group deliveries	**-699**	-656	-718	-711	-638	-678	-815	-711
Total net sales	**21,153**	21,064	21,231	21,890	22,429	22,247	22,355	21,015

OPERATING SURPLUS

	2003				2002			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**1,747**	1,824	1,814	1,895	2,002	2,051	2,054	1,859
Consumer Tissue	614	574	562	646	698	684	688	606
Tissue for bulk consumers - AFH	340	438	433	457	481	472	487	445
Personal Care	793	812	819	792	823	895	879	808
Packaging	**965**	1,036	1,023	1,100	1,195	1,240	1,081	1,130
Forest Products	**763**	644	634	703	798	677	748	786
Publication paper	420	339	316	426	509	380	449	468
Pulp, timber and solid wood products	343	305	318	277	289	297	299	318
Other	**127**	-69	-78	117	-104	-67	-62	-54
Total operating surplus	**3,602**	3,435	3,393	3,815	3,891	3,901	3,821	3,721

Quarterly data Business areas

OPERATING PROFIT

	2003				2002			
SEK M	IV	III	II	I	IV	III	II	I
Hygiene Products	**1,184**	1,169	1,192	1,275	1,357	1,419	1,428	1,283
Consumer Tissue	402	308	311	395	431	435	414	406
Tissue for bulk consumers - AFH	178	264	271	288	318	304	325	266
Personal Care	604	597	610	592	608	680	689	611
Packaging	**538**	631	622	691	786	839	702	738
Forest Products	**469**	352	331	407	560	406	488	532
Publication paper	208	140	103	211	305	181	251	277
Pulp, timber and solid wood products	261	212	228	196	255	225	237	255
Other	**69**	-74	-81	112	-108	-70	-63	-59
Operating profit before goodwill amortization	**2,260**	2,078	2,064	2,485	2,595	2,594	2,555	2,494
Goodwill amortization [1]	-296	-276	-273	-285	-277	-295	-291	-274
Total operating profit	**1,964**	1,802	1,791	2,200	2,318	2,299	2,264	2,220

[1]**Goodwill amortization:**								
Hygiene Products	110	98	96	108	100	109	110	98
Packaging	97	93	94	93	91	100	96	92
Common	89	85	83	84	86	86	85	84
Group	**296**	276	273	285	277	295	291	274

OPERATING SURPLUS MARGINS

	2003				2002			
Percent	IV	III	II	I	IV	III	II	I
Hygiene Products	**17**	17	17	17	18	18	17	17
Consumer Tissue	16	16	15	17	17	17	17	19
Tissue for bulk consumers - AFH	13	15	15	16	17	15	15	14
Personal Care	19	19	19	19	19	20	19	18
Packaging	**13**	14	14	14	15	16	14	15
Forest Products	**20**	19	19	20	22	21	22	24
Publication paper	22	19	18	24	26	22	25	28
Pulp, timber and solid wood products	19	19	20	15	18	20	18	19

OPERATING MARGINS, excluding goodwill amortization

	2003				2002			
Percent	IV	III	II	I	IV	III	II	I
Hygiene Products	**11**	11	11	12	12	12	12	12
Consumer Tissue	11	9	9	10	11	11	10	13
Tissue for bulk consumers - AFH	7	9	9	10	11	10	10	9
Personal Care	15	14	14	14	14	15	15	14
Packaging	**7**	8	8	9	10	11	9	10
Forest Products	**13**	10	10	11	16	13	14	16
Publication paper	11	8	6	12	15	11	14	17
Pulp, timber and solid wood products	14	14	14	11	16	15	15	15

Group data

MARGINS

1 January–31 December

Percent	2003	2002
Operating surplus margin	**16.7**	17.4
Operating margin, excl. goodwill amortization	**10.4**	11.6
Operating margin	**9.1**	10.3
Financial net margin	**-0.9**	-1.1
Profit margin	**8.2**	9.2
Tax and minority	**-2.3**	-2.7
Net margin	**5.9**	6.5

MARGINS – quarterly data

	2003				2002			
Percent	**IV**	III	II	I	IV	III	II	I
Operating surplus margin	**17.0**	16.3	16.0	17.4	17.3	17.5	17.1	17.7
Operating margin, excl. Goodwill amortization	**10.7**	9.9	9.7	11.4	11.6	11.7	11.4	11.9
Operating margin	**9.3**	8.6	8.4	10.1	10.3	10.3	10.1	10.6
Financial net margin	**-0.9**	-0.9	-0.8	-1.1	-1.1	-1.2	-1.0	-1.2
Profit margin	**8.4**	7.7	7.6	9.0	9.2	9.1	9.1	9.4
Tax and minority	**-1.7**	-2.3	-2.3	-2.6	-2.7	-2.6	-2.8	-2.9
Net margin	**6.7**	5.4	5.3	6.4	6.5	6.5	6.3	6.5

FIVE-YEAR SUMMARY

Full year	2003	2002	2001	2000[1]	1999[1]
Earnings after financial items, SEK M	6,967	8,078	8,090	9,327	5,521
Earnings per share, SEK	21.84	24.54	24.05	30.64	16.73
Earnings per share, before goodwill amortization, SEK	26.51	29.15	28.40	33.76	19.52
Debt/equity ratio, times	0.44	0.49	0.51	0.39	0.69
Return on capital employed, %	11	13	14	18	12
Return on shareholders' equity, %	10	12	13	20	12

[1]Adjusted historically to reflect new issues.

CASH FLOW ANALYSIS

(in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR7)

1 January–31 December

SEK M	2003	2002
Current operations		
Earnings after financial items	6,967	8,078
Adjustment for items not included in cash flow	5,100	5,142
	12,067	**13,220**
Taxes paid	-1,151	-2,629
Cash flow from current operations before changes in working capital	**10,916**	**10,591**
Cash flow from changes in working capital		
Change in inventories	191	-35
Change in current receivables	743	3,733
Change in operating liabilities	-197	-2,795
Cash flow from current operations	**11,653**	**11,494**
Investment activities		
Acquisition of subsidiaries	-1,898	-4,135
Divested units	961	405
Acquisition of tangible and intangible fixed assets	-6,763	-4,863
Repayment of loans from external parties	8	1,092
Cash flow from investment activities	**-7,692**	**-7,501**
Financing activities		
Conversion of debentures, warrants	723	-
Sale of own shares	16	5
Amortization of debt	-3.310	-2,112
Dividend	-2,235	-2,036
Cash flow from financing activities	**-4.806**	**-4,143**
Cash flow for the period	**-845**	**-150**
Liquid funds at beginning of year	2,826	2,595
Translation differences in liquid funds	-52	381
Liquid funds at end of period	**1,929**	**2,826**

Reconciliation between cash flow analysis according to RR 7 and operating cash flow		
Cash flow for the year according to RR 7	-845	-150
Deducted items:		
Repayment of loans from external parties	-8	-1,092
Amortization of debt	3,310	2,112
Added items:		
Net debt in acquired companies	-2.910	-2,348
Accrued interests	-54	75
Investments by financial leasing	-88	-1,483
Net cash flow according to operating cash flow	-595	-2,886

Press conference

SCA's year-end report for the period 1 January-31 December 2003 will be published on 27 January 2004. A press conference will be held at 14:00 CET in Stockholm, where Jan Åström, President and CEO, will present the results. Venue: Salén Konferenser, Olympia, Norrlandsgatan 15, Stockholm

Telephone conference

The telephone conference will be held on 27 January 2004, at 16:00 CET, where Jan Åström will comment on the results. To participate, please call the number below at least 5 minutes prior to the conference call.

Dial-in number UK:	+44 (0)20 7162 0179	quote: SCA
Dial-in number US:	+1 334 420 4950	quote: SCA

The interim report and the slide presentation will be available at www.sca.com/Investors.

Webcasting

The telephone conference will be broadcasted live (listen-only). On 28 January a recorded version will be available on our web site www.sca.com/Investors. Requirements: Windows Media Player or Real Player.

For further information please contact:

Lennart Persson, Executive Vice President and CFO, phone: +46 70 536 3347.
Peter Nyquist, Senior Vice President, Communications and Investor Relations, phone: +46 70 575 2906.